

05043394

VF 8-29-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 25 2005
WASH, D.C.
160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Financial Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country Road - Suite 104
(No. and Street)

Garden City (City) New York (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee DeLorenzo 516-222-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner + Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Blvd. (Address) Hauppauge (City) N.Y. (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/1/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee DeLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Financial Group, Ltd., as of 6/30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARIANNE HOCKNELL
Notary Public, State of New York
No. 01HO5017873
Qualified in Suffolk County
Commission Expires Sept. 13, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2005

UNITED FINANCIAL GROUP, LTD.

TABLE OF CONTENTS

JUNE 30, 2005

FINANCIAL STATEMENTS	PAGE
Independent Auditors' Report	1
Statement of Financial Condition - As of June 30, 2005	2
Statement of Income - For the Year Ending June 30, 2005	3
Statement of Changes in Stockholders' Equity – For the Year Ending June 30, 2005	4
Statement of Cash Flows – For the Year Ending June 30, 2005	5
Notes to Financial Statements	6-9
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the SEC	10
Computation of Net Capital Under Rule 15c3-1 of the SEC	11
Computation for determination of the Reserve Requirements and Information Relating to Possession or Control Requirements in Brokers and Dealers Pursuant to Rule 15c3-3	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13,14

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

We have audited the accompanying statement of financial condition of United Financial Group, Ltd. as of June 30, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Financial Group, Ltd. at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 7, 2005

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2005

ASSETS

Cash in bank		$	190,524
Commissions receivable			2,935
Prepaid taxes			4,943
Furniture and office equipment	$ 24,353		
Less accumulated depreciation	(24,214)		
Total furniture and office equipment			139
TOTAL ASSETS		$	198,541

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES			
Accounts payable		$	1,250
Accrued expenses			5,527
Due to related party			2,011
Total current liabilities			8,788
STOCKHOLDERS' EQUITY			
Common stock-200 shares of no par value authorized, issued and outstanding	$ 1,000		
Additional paid-in capital	25,000		
Retained earnings	163,753		
Total stockholders' equity			189,753
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	198,541

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDING JUNE 30, 2005

Revenue	
Commissions	$ 342,980
Dividends and interest	1,966
Total revenue	344,946
Expenses	
Employee compensation and benefits	232,470
Administrative expenses per expense sharing agreement	25,160
Insurance	7,608
Professional fees	17,580
Consultants	26,563
Education, licenses and dues	3,698
Printing and office expenses	2,663
Depreciation	407
Other expenses	8,010
Total expenses	324,159
Net income (loss) before income taxes	20,787
Provision for income taxes	5,661
Net income (loss)	$ 15,126

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING JUNE 30, 2005

	COMMON	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, 7/1/04	$ 1,000	$ 25,000	$198,627	$224,627
NET INCOME	0	0	15,126	15,126
DIVIDENDS	0	0	(50,000)	(50,000)
BALANCE, 06/30/05	$ 1,000	$ 25,000	$163,753	$189,753

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING JUNE 30, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$15,126
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	407
Changes in assets and liabilities:	
Decrease in commissions receivable	13,809
(Increase) in prepaid taxes	(4,943)
(Decrease) in accounts payable	(4,000)
(Decrease) in accrued expenses	(2,169)
Net cash provided by operating activities	18,230
CASH FLOW FROM FINANCING ACTIVITIES	
Increase in due to related party	4,484
Dividends paid	(50,000)
Net cash (used in) financing activities	(45,516)
Net (decrease) in cash	(27,286)
Beginning cash balance	217,810
Ending cash balance	$190,524

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$5,661

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1: ORGANIZATION

United Financial Group, Ltd. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was founded in August of 1981. It provides individual investors a full-service network for the execution and clearance of trades (mutual funds only), and financial advice. The Company does not directly exchange or handle any securities. In addition, the Company is a licensed insurance brokerage, and sells various health, life, disability and annuity policies. The Company's main office is located in Garden City, N.Y. and most of the Company's clients are located in the New York metropolitan area. The Company also has a satellite office in Great Neck, N.Y.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

United Financial Group, Ltd. files a federal income tax return and the appropriate state and city income tax returns. Income tax liabilities and expenses are included herein.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using both straight line and accelerated methods over lives prescribed by federal tax law and regulations. These lives do not materially differ from lives prescribed by generally accepted accounting principles.

SECURITY TRANSACTIONS AND COMMISSIONS INCOME

General securities transactions are recorded on a trade date basis. Pursuant to SEC rule 15c3-3, mutual fund and unit investment trust transactions are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

CONTINUED

NOTE 3: COMMITMENTS

GARDEN CITY OFFICE LEASE

The Company maintains offices at 666 Old Country Road, Garden City, N.Y. The lessee of the premises is United Asset Strategies, Inc., a related corporation. The premises are provided to the Company under an expense sharing agreement. (See Note 7).

NOTE 4: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At June 30, 2005 the Company had net capital of $181,736, which was $176,736 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

NOTE 5: 401-K PROFIT SHARING PLAN

The Company maintains a 401(k) Retirement Plan covering all employees that meet requirements of the Plan. The Plan allows each employee to make discretionary contributions up to the Internal Revenue Code's annual limitations. At the discretion of the stockholders, the Company may make matching contributions to the Plan of an amount up to 50% of eligible employees' contributions and a profit sharing contribution, which historically has ranged between 0% to 5% of compensation.

Profit Sharing and 401(k) expense for the year ended June 30, 2005 was $15,986.

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS HEREIN TO FOCUS REPORTS (FORM X-17a-5 Part II c filing)

No material differences exist between the amounts used in the computation of net capital (per Uniform Net Capital Rule 15c3-1) and the Company's previously filed unaudited quarterly Focus reports.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

CONTINUED

NOTE 7: RELATED PARTY TRANSACTIONS

On July 1, 2000, United Asset Strategies, Inc. ("UASI") and the Company entered into an expense sharing agreement. The agreement was modified on July 1, 2004. The principal stockholder of the Company owns 100% of UASI. UASI pays various administrative expenses and the Company reimburses UASI on a regular basis.

Total reimbursed expense for the year ended June 30, 2005 was $25,160. It consisted of the following:

Employee compensation and benefits	$ 7,448
Office and telephone expenses	10,125
Occupancy	7,406
General liability insurance	181
Total reimbursed expense	$ 25,160

Pursuant to the above agreement the Company owed UASI $2,011 at June 30, 2005.

In addition, the Company may make payments on behalf of UASI, for which it is reimbursed. At June 30, 2005 the balance UASI owed the Company was $ -0-.

NOTE 8: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $100,000. Amounts in excess of the insured limit were $9,146 at June 30, 2005.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SEC

To the Board of Directors of
United Financial Group, Ltd.
Garden City, N.Y.

We have audited the accompanying financial statements of United Financial Group, Ltd. as of and for the year ended June 30, 2005 and have issued our report thereon dated July 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 7, 2005

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
FOR THE YEAR ENDING JUNE 30, 2005

Credits		
Shareholder's Equity		$ 189,753
Debits		
Accounts Receivable	$ 2,935	
Furniture & Office Equipment (Net)	139	
Other Assets	4,943	
		8,017
Net Capital		$ 181,736
Minimum Net Capital Required		$ 5,000
Aggregate Indebtedness:		
Accounts Payable	$ 1,250	
Other Payable	7,538	
Total Aggregate Indebtedness		$ 8,788
Excess net Capital at 1500%		$ 181,151
Excess net Capital at 1000%		$ 180,857
Ratio: Aggregate Indebtedness to Net Capital		.05 to 1

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3.

JUNE 30, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

In planning and performing our audit of the financial statements of United Financial Group, Ltd. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 7, 2005